UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 281st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: September 22, 2015, at 11 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376 – 32nd floor, Cidade Monções, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation. The Directors Mr. Eduardo Navarro de Carvalho and Mr. José Fernando Almansa Moreno-Barreda participated through video conference from Madrid, Spain and the Director Mr. Narcis Serra Serra participated through video conference from Barcelona, Spain, all as permitted by Article 19, paragraph 4 of the Bylaws.

4. RESOLUTIONS:

4.1. CORPORATE RESTRUCTURING: The Vice President of Strategy and Consolidation, Mr. Bruno Gentil, the Vice-President of Corporate Affairs and Communication, and Mr. Gustavo Gachineiro and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented a proposal for the corporate restructuring involving the Company, its wholly-owned subsidiary and its controlled companies in order to streamline the services developed by such companies and concentrate the provision of the telecommunications services in a single company ("Corporate Restructuring").

It was noted that the Corporate Restructuring aims to unify the telecommunication services in the Company, through merger and split-up operations involving its wholly-owned subsidiary (“GVTPar”) and its indirectly controlled companies (“GVT” and “POP”), so that at the end of the process activities provided by GVT other than telecommunications services are concentrated in POP and telecommunication services are concentrated in the Company.

Mr. Gustavo Gachineiro also clarified that the Corporate Restructuring was submitted to Agência Nacional de Telecomunicações – ANATEL (“Anatel”) and will be implemented only after the prior approval of the latter.

Minutes of the 281st MBD of 09.22.15 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 281st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

After ANATEL’s approval, the Corporate Restructuring will be submitted again to this Board, as well as to the approval of the Company’s shareholders through an extraordinary shareholders’ meeting that should be called for this purpose in the future, in accordance with all regulations.

Finally, Mr. Breno de Oliveira informed that a Material Fact will be released on this date informing the market about the Corporate Restructuring.

São Paulo, September 22, 2015. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 281st meeting of the Board of Directors of Telefônica Brasil S.A., held on September 22, 2015, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Continuation of Minutes of the 281st MBD of 09.22.15 Page 1/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 22, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director